UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*

SIFY LIMITED

(Name of Issuer)

Equity Shares, par value Rs.10 per share

(Title of Class of Securities)

804099999

(CUSIP Number)

VentureTech Solutions Private Limited
12, Subba Rao Avenue, Chennai 600 006 India
Attention: Sandeep Reddy

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 804099999			Page 2 of 8 Pages

1.	Name of Reporting Person: Venture Tech Solutions Private Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF (Personal Funds) and AF (Affiliate)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: India

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,750,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,750,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,424,066(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.43%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 804099999			Page 3 of 8 Pages

1.	Name of Reporting Person: Venture Tech Assets Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF (Personal Funds) and AF (Affiliate)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 483,326

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 483,326

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,424,066(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.43%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. 804099999	Page 4 of 8 Pages

     1. Includes 2,750,000 equity shares held by Venture Tech Solutions Private Limited (“VT Solutions”), which has an affiliate named Venture Tech Assets Limited (“VT Assets” and, together with VT Solutions, “Venture Tech”), 483,326 equity shares held by VT Assets, 11,182,600 equity shares held by Satyam Computer Services (“Satyam”) and 2,008,140 ADSs representing 2,008,140 equity shares held by SAIF Investment Company Limited (“SAIF”). VT Solutions is a party to an Investor Rights Agreement, dated as of October 7, 2002 (the “Investor Rights Agreement”), by and among Sify Limited (the “Company”), Satyam, SAIF and VT Solutions. The Investor Rights Agreement provides for, under certain conditions, the designation by each of VT Solutions, SAIF and Satyam of one or more members of the board of directors of the Company. By virtue of the Investor Rights Agreement, Venture Tech may be deemed a group with Satyam and SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the ADSs and/or equity shares beneficially owned by Satyam and SAIF. Venture Tech disclaims such beneficial ownership.

Item 1. Security and Issuer

     This Amendment No. 6 (this “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed with the Securities and Exchange Commission by VT Solutions on January 23, 2003, as amended by Amendment No. 1 dated July 28, 2003, Amendment No. 2 dated October 27, 2003, Amendment No. 3 dated February 23, 2004, Amendment No. 4 dated September 9, 2004 and Amendment No. 5 dated November 12, 2004 (the “Statement”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended and restated to read in its entirety as follows:

     “This Amendment is being filed jointly by Venture Tech Solutions Private Limited, an Indian corporation (“VT Solutions”), and Venture Tech Assets Limited, a United Kingdom corporation (“VT Assets” and, together with VT Solutions, “Venture Tech”).

     There are no executive officers of VT Solutions. The directors of VT Solutions are Sandeep Reddy and N. Mal Reddy. The significant stockholders of VT Solutions are Sandeep Reddy, N. Mal Reddy and Chintalapati Holdings Private Limited, an Indian corporation (“Chintalapati”). The principal occupation or employment of Sandeep Reddy is as a Manager of Venture Tech. The principal occupation or employment of N. Mal Reddy is as a Manager of Venture Tech. The principal business of Chintalapati is the purchase, sale, acquisition and holding of equities and immovable assets. The address of the principal business and principal office of Chintalapati is Plot 100, Road Number 1, Jubilee Hills, Hyderabad 500033, India. There are no executive officers of Chintalapati. The directors of Chintalapati are Srinivasa Raju and Jothi Raju.

     There are no executive officers of VT Assets. The sole director of VT Assets is Sandeep Reddy.

     The principal business of VT Solutions is the purchase, sale, acquisition and holding of technology related assets. The principal business of VT Assets is the purchase, sale, acquisition and holding of technology related assets.

     The address of the principal business and principal office of VT Solutions is 12, Subba Rao Avenue, Chennai 600 006, India. The address of the principal business and principal office of VT Assets is 15/102 Rochester Row, London SW-1JP, United Kingdom. The business address of N. Mal Reddy is 12, Subba Rao

SCHEDULE 13D

CUSIP No. 804099999	Page 5 of 8 Pages

Avenue, Chennai 600 006, India. The business address of Sandeep Reddy is 15/102 Rochester Row, London SW-1JP, United Kingdom.

     Neither VT Solutions nor VT Assets, nor to the best of their knowledge, any of the other persons named in this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither VT Solutions nor VT Assets, nor to the best of their knowledge, any of the other persons named in this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of Sandeep Reddy, N. Mal Reddy, Srinivasa Raju and Jothi Raju is a citizen of India.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

     “On October 7, 2002, VT Solutions entered into a Subscription Agreement (the “Subscription Agreement”) with the Company pursuant to which VT Solutions agreed to purchase an aggregate of 4,069,767 equity shares. Also on October 7, 2002, VT Solutions entered into the Investor Rights Agreement with the Company, Satyam and SAIF. The Investor Rights Agreement provides for, under certain conditions, the designation by each of VT Solutions, SAIF and Satyam of one or more members of the board of directors of the Company. By virtue of the Investor Rights Agreement, Venture Tech may be deemed a group with Satyam and SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the ADSs and/or equity shares beneficially owned by Satyam and SAIF. Venture Tech disclaims such beneficial ownership.

     On December 16, 2002, VT Solutions purchased an aggregate of 2,034,884 equity shares pursuant to the Subscription Agreement shares for a purchase price equivalent to $3.5 million. On April 30, 2003, VT Solutions purchased an aggregate of 1,017,442 equity shares pursuant to the Subscription Agreement for a purchase price equivalent to $1.75 million.

     On April 2, 2003, VT Solutions acquired an aggregate of 481,000 equity shares from Sterling Commerce International, Inc., an existing shareholder of the Company, for a purchase price of $325,000.

     On April 30, 2003, VT Solutions, VT Assets and the Company entered into an Assignment and Assumption Agreement (the “Assignment Agreement”) pursuant to which VT Solutions assigned to VT Assets, and VT Assets accepted from VT Solutions, VT Solutions’ rights and obligations to purchase an aggregate of 1,017,441 equity shares pursuant to the Subscription Agreement. On July 22, 2003, VT Assets purchased an aggregate of 1,017,441 American Depositary Shares (“ADSs”) representing 1,017,441 equity shares pursuant to the Subscription Agreement and the Assignment Agreement for a purchase price equivalent to $1.75 million.

     On September 30, 2003, VT Assets acquired from Satyam (with the exception of 200 shares) an aggregate of 1,000,200 ADSs representing 1,000,200 equity shares for a purchase price of $4,350,870.

     On October 27, 2003, VT Assets completed the sale of 400,000 ADSs representing 400,000 equity shares for a purchase price of $2,640,000.

SCHEDULE 13D

CUSIP No. 804099999	Page 6 of 8 Pages

     On October 27, 2003, VT Assets completed the sale of 617,441 ADSs representing 617,441 equity shares for a purchase price of $4,630,808.

     On February 10, 2004, VT Assets completed the sale of 1,000,200 ADSs representing 1,000,200 equity shares for a purchase price of $7,501,500.

     On August 26, 2004, VT Assets acquired from various sources an aggregate of 750,000 ADSs representing 750,000 equity shares for a purchase price of $3,450,000.

     On November 10, 2004, VT Assets completed the sale of 750,000 ADSs representing 750,000 equity shares for a purchase price of $4,237,500.

     On March 14, 2005, VT Assets acquired from VT Solutions an aggregate of 783,326 ADSs representing 783,326 equity shares for a purchase price of $2,506,643.

     On March 15, 2005, VT Assets completed the sale of 300,000 ADSs representing 300,000 equity shares for a purchase price of $1,392,000.

     The funds used by Venture Tech to acquire the ADSs and equity shares described above were personal and affiliate funds.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

     “Venture Tech acquired and continues to hold the ADSs and equity shares reported herein for investment purposes. Depending on market conditions and other factors that Venture Tech may deem material to its investment decisions, Venture Tech may purchase additional stock in the open market or in private transactions. Depending on these same factors, Venture Tech may sell all or a portion of the ADSs and equity shares in private transactions or in the open market. Venture Tech requested that the Company file with the Securities and Exchange Commission a registration statement on Form F-3 registering the resale under the Securities Act of 1933, as amended, of the ADSs held by VT Assets. The Company filed a registration statement on Form F-3 on August 14, 2003.

     In connection with the purchase of equity shares, VT Solutions entered into the Investor Rights Agreement, which contains provisions regarding, among other things, the acquisition, registration, disposition and voting of equity shares as well as certain provisions regarding the composition of the Company’s board of directors.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

     “Venture Tech may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an aggregate of 16,724,066 equity shares (including (i) 2,750,000 equity shares held by VT Solutions, (ii) 483,326 equity shares held by VT Assets, (iii) 11,182,600 equity shares held by Satyam, and (iv) 2,008,140 ADSs representing 2,008,140 equity shares held by SAIF),

SCHEDULE 13D

CUSIP No. 804099999	Page 7 of 8 Pages

which represent approximately 48% of the outstanding equity shares.

     By virtue of the Investor Rights Agreement, Venture Tech may be deemed to be a group with Satyam and SAIF within the meaning of Section 13(d)(3) of the Exchange Act, and, as a result, to have beneficial ownership of the equity shares beneficially owned by Satyam and SAIF. Venture Tech disclaims such beneficial ownership.

     VT Solutions has the power to vote or to direct the vote of, and to dispose or to direct the disposition of, an aggregate of 3,533,326 equity shares.

     On February 10, 2004, VT Assets completed the sale of 1,000,200 ADSs representing 1,200,000 equity shares for a purchase price of $7,501,500.

     On August 26, 2004, VT Assets completed the purchase of 750,000 ADSs representing 750,000 equity shares for a purchase price of $3,450,000.

     On November 10, 2004, VT Assets completed the sale of 750,000 ADSs representing 750,000 equity shares for a purchase price of $4,237,500.

     On March 14, 2005, VT Assets acquired from VT Solutions an aggregate of 783,326 ADSs representing 783,326 equity shares for a purchase price of $2,506,643.

     On March 15, 2005, VT Assets completed the sale of 300,000 ADSs representing 300,000 equity shares for a purchase price of $1,392,000.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to replace the first sentence of such Item with the following:

     “The information set forth in Items 2, 3, 4 and 5 of the Statement, as amended by this Amendment, is hereby incorporated by reference.”

SCHDULE 13D

CUSIP No. 804099999	Page 8 of 8 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of March 22, 2005	VENTURE TECH SOLUTIONS PRIVATE LIMITED
	By:	/s/ Sandeep Reddy
		Name:	Sandeep Reddy
		Title:	Director

VENTURE TECH ASSETS LIMITED
	By:	/s/ Sandeep Reddy
		Name:	Sandeep Reddy
		Title:	Director